UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ORBCOMM INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33118	41-2118289
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

395 W. Passaic Street, Rochelle Park, New Jersey	07662
(Address of principal executive offices)	(Zip Code)

Christian Le Brun (703) 433-6361

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of ORBCOMM Inc., and its subsidiaries, is filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2015 through December 31, 2015.

Conflict Mineral Disclosure

A copy of the Company’s Conflict Mineral Report is attached hereto as Exhibit 1.01 and is publicly available at the Company’s website, www.orbcomm.com, under “Investors”, “Financial Information” and “SEC Filings”.

Item 1.02 Exhibit

As required by Item 1.01 and Item 1.02, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Exhibit Number

1.01	Conflict Minerals Report of ORBCOMM INC. for the period January 1, 2015 through December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORBCOMM Inc.
(Registrant)

May 27, 2016
By:	/s/ Christian Le Brun	(Date)
Name:	Christian Le Brun
Title:	Executive Vice President & General Counsel